Invesco ETFs 3500 Lacey Road, Suite 700 Downers Grove, IL 60515

May 23, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Seamus O’Brien

Re:	Invesco Exchange-Traded Self-Indexed Fund Trust
File Nos. 333-221046; 811-23304
Responses to Comments on Post-Effective Amendment No. 171

Dear Mr. O’Brien:

This letter responds to the comment from the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), which you conveyed via telephone on May 8, 2024, regarding Post-Effective Amendment No. 171 to the registration statement (the “Amendment”) under the Securities Act of 1933, as amended, of Invesco Exchange-Traded Self-Indexed Fund Trust (the “Trust”), which is also Post-Effective Amendment No. 172 to the Trust’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The Amendment was filed with the SEC on March 22, 2024 to register two new series of the Trust: Invesco BulletShares 2034 Corporate Bond ETF and Invesco BulletShares 2032 High Yield Corporate Bond ETF (each, a “Fund,” and collectively, the “Funds”). For your convenience, your comment is repeated below, with the Trust’s response immediately following.

Comment:	Please provide a completed fee table and expense example for each Fund, as required by Item 3 of Form N-1A. Please also confirm that all missing and bracketed information in the Amendment will be completed in a subsequent post-effective amendment.

Response:	A completed fee table and expense example for each Fund is shown below. We also hereby confirm that all missing or bracketed information in the Amendment will be completed in a subsequent post-effective amendment, which we plan to file via EDGAR on or around June 4, 2024.

U.S. Securities and Exchange Commission

Mr. Seamus O’Brien

May 23, 2024

Invesco BulletShares 2034 Corporate Bond ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.10%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.10%
(1) “Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$10	$32

*  *  *  *  *

Invesco BulletShares 2032 High Yield Corporate Bond ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.42%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.42%
(1) “Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$43	$135

*        *        *

U.S. Securities and Exchange Commission

Mr. Seamus O’Brien

May 23, 2024

We believe that this information responds to your request. Should you have any questions, please contact me at anita.defrank@invesco.com or Mark Greer at mgreer@stradley.com.

Sincerely,

/s/ Anita De Frank
Anita De Frank Senior Counsel

cc:	Adam Henkel, Esq. Eric Purple, Esq. Alan Goldberg, Esq. Mark Greer, Esq.